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                                 EXHIBIT 99.12



                        Convergent Communications, Inc.
                  First Amendment to the Stock Incentive Plan

                                 INTRODUCTION

  Convergent Communications, Inc., a Colorado corporation (hereinafter referred to as the "Corporation"), has established an incentive compensation plan known as the "Convergent Communications, Inc. Stock Incentive Plan" (hereinafter referred to as the "Plan"). The Plan permits the grant of performance stock awards, incentive bonuses, non-qualified stock options and incentive stock options.

  Pursuant to this First Amendment to the Plan (hereinafter referred to as the "Amendment"), the Corporation desires to amend the Plan to increase the number of Shares which may be granted for all purposes under the Plan.


                             STOCK SUBJECT TO PLAN

  3.1  Aggregate Limits.  Subject to the adjustments provided in Section 11 of
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the Plan, Section 3.1 of the Plan shall be amended to increase the aggregate number of Shares which may be granted for all purposes under the Plan to a total of three million five hundred thousand (3,500,000) Shares.

  3.2  Code Section 162(m) Limits.  Section 3.2 of the Plan shall be amended to
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increase the aggregate number of Shares subject to Options granted under the
Plan during any calendar year to any one Employee to a maximum of one million five hundred thousand (1,500,000) Shares.

                             CONTINUATION OF PLAN

  All other terms and conditions of the Plan shall remain in full force and effect.

                                EFFECTIVE DATE

  This Amendment shall be effective as of March 31, 2000.




                   /s/ John R. Evans
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John R. Evans, Chief Executive Officer